Entity #C25624-1999

Document Number:20060081943-43

Date Filed:2/9/2006 8:54:58 AM

In the office of Dean Heller

Secretary of State

Certificate of Amendment to Articles of Incorporation.

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1.

Name of Corporation:

American Stellar Energy, Inc.

2.

The articles have been amended as follows (provide article numbers, if available):

Amend Article I – Name:

The name of the Corporation is amended to Tara Gold Resources, Corp.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 51.5%

4.

Effective date of filing (optional):

5.

Officer signature (required):

/s/ Francis Richard Biscan, Jr.